October 9, 2019

Brian J. Wendling
Senior Vice President, Controller and Principal Financial Officer
Liberty Media Corporation
12300 Liberty Boulevard
Englewood, Colorado 80112

       Re: Liberty Media Corporation
           Form 10-K for the Year Ended December 31, 2018
           Filed February 28, 2019
           File No. 001-35707

Dear Mr. Wendling:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Technology